


SEC MAIL PROCESSING
RECEIVED
JUN 24 2002
WASH, D.C. 154 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-25245

CORRECTIONS CORPORATION OF AMERICA 401K SAVINGS AND RETIREMENT PLAN

CORRECTIONS CORPORATION OF AMERICA
(Exact name of registrant as specified in its charter)

MARYLAND	62-1763875
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices)

(615) 263-3000
(Registrant's telephone number, including area code)

Corrections Corporation of America
401(k) Savings and Retirement Plan

Financial Statements and Schedule
as of and for the years ended December 31, 2001 and 2000
Together With Independent Auditors' Report



LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditors' Report

To Corrections Corporation of America:

We have audited the accompanying statement of net assets available for plan benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The statement of net assets available for plan benefits as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended, were audited by other auditors, whose report dated June 22, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore Black Morgan & Cain, P.C.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
May 16, 2002
(Except for Note 5, as to which the date is June 3, 2002)

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
301 Gallaher View Road, Suite 300
Knoxville, TN 37919
865-694-4008 • Fax 865-694-8231

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
INVESTMENTS, at fair value	**$ 44,270,661**	$ 21,169,401
RECEIVABLES:		
Employer contributions	**7,237,371**	6,881,155
Participants' contributions	**479,917**	587,487
Loan payments receivable	**87,706**	94,339
Stockholder litigation	**1,986,245**	-
Total receivables	**9,791,239**	7,562,981
Total assets	**54,061,900**	28,732,382
LIABILITIES:		
REFUNDS PAYABLE TO PARTICIPANTS	**26,587**	7,335
Total liabilities	**26,587**	7,335
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$ 54,035,313**	$ 28,725,047

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	**$ 28,725,047**	$ 29,724,237
ADDITIONS:		
Interest income	**134,132**	186,066
Dividends	**397,256**	3,745,733
Employer contributions	**7,210,784**	6,881,155
Participants' contributions	**6,295,817**	7,111,484
Net appreciation in fair value of investments	**12,861,721**	-
Stockholder litigation	**1,986,245**	
Forfeitures from the CCA ESOP	**-**	15,513
Total additions	**28,885,955**	17,939,951
DEDUCTIONS:		
Administrative expenses	**139,088**	97,481
Benefit distributions	**3,436,601**	1,930,045
Net depreciation in fair value of investments	**-**	16,911,615
Total deductions	**3,575,689**	18,939,141
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	**$ 54,035,313**	$ 28,725,047

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor and Participating Employers

The Plan's sponsor is CCA of Tennessee, Inc. ("CCA of TN"), a wholly owned subsidiary of Corrections Corporation of America ("CCA"), formerly Prison Realty Trust, Inc. ("PZN"). The Plan's former sponsor was Corrections Corporation of America ("CCA OpCo"), formerly Correctional Management Services Corporation. Effective October 1, 2000 CCA OpCo merged with and into CCA of TN (the "2000 Merger"). In connection with the 2000 Merger, CCA of TN adopted and became sponsor and administrator of the Plan. Prior to December 1, 2000, Prison Management Services, Inc., formerly Prison Management Services, LLC ("PMS"), and Juvenile and Jail Facility Management Services, Inc., formerly Juvenile and Jail Facility Management Services, LLC ("JJFMS") were participating employers under the Plan's provisions. On December 1, 2000, CCA of TN completed its acquisitions of PMS and JJFMS. As the employees of JJFMS and PMS were already participating in the Plan prior to the acquisitions, no significant changes were implemented due to the acquisitions of PMS and JJFMS. CCA, CCA of TN, PZN, JJFMS and PMS are collectively referred to herein as the "Companies".

Pursuant to an Amended and Restated Agreement and Plan of Merger by and among Corrections Corporation of America ("Old CCA"), CCA Prison Realty Trust ("Prison Realty") and PZN, formerly Prison Realty Corporation, dated as of September 29, 1998, Old CCA merged with and into PZN, a Maryland corporation, on December 31, 1998. On January 1, 1999, Prison Realty merged with and into PZN. In the merger transactions, on December 31, 1998, Old CCA's shareholders received .875 share of common stock of PZN in exchange for each share of Old CCA's common stock. On January 1, 1999, Prison Realty's shareholders received one share of PZN's common or preferred stock in exchange for each common or preferred share of Prison Realty stock. Collectively, the merger transactions described in this paragraph are hereinafter referred to as the "Merger". On January 1, 1999, PZN's common stock began trading on the New York Stock Exchange under the ticker symbol "PZN."

On December 31, 1998, immediately prior to the Merger, Old CCA sold all of the issued and outstanding capital stock of certain wholly-owned corporate subsidiaries of Old CCA, all management contracts and certain other assets and liabilities (the "Sale") to three newly created companies (CCA OpCo, PMS and JJFMS). In conjunction with the Sale, the employees of Old CCA became employees of one of the newly created companies.

As a result of the 2000 Merger, the recombined companies operate under the Corrections Corporation of America name (referenced in this report as the "Company"), and its common stock continues to trade on the New York Stock Exchange under the ticker symbol "CXW". For purposes of this report, PZN common stock and CCA common stock will both be referred to as "Company common stock."

The Plan is a multi-employer defined contribution plan that was established by CCA OpCo on January 1, 1999 to provide retirement benefits to employees of the Companies. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA").

Old CCA had maintained the Corrections Corporation of America Employee Savings and Stock Ownership Plan ("CCA ESOP") to provide retirement benefits and provide employees of Old CCA an opportunity to invest in Old CCA common stock. After the Merger, the CCA 401(k) was established by CCA OpCo to provide retirement benefits for the employees of the Companies. The CCA ESOP was merged into the CCA 401(k) effective January 1, 1999, and the transfer of assets related to the merger was completed on May 27, 1999 which is the merger date for accounting purposes.

In April 1998, Old CCA acquired all of the issued and outstanding capital stock of eight subsidiaries of U.S. Corrections Corporation ("USCC"). In the purchase, Old CCA acquired the U.S. Corrections Corporation Amended and Restated 401(k) Plan ("USCC 401(k)"). The USCC 401(k) was merged into the CCA 401(k) effective January 1, 1999, and the transfer of assets related to the merger was completed on June 10, 1999 which is the merger date for accounting purposes.

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

Eligible employees can contribute up to 15% of their pre-tax compensation, as defined by the Plan. All employer contributions are discretionary. The plan agreement indicates that the Company intends its matching contribution to equal 100% of the first 4% of each participant's compensation contributed to the Plan ("matching contribution"). In addition, the plan agreement indicates that for any years in which the Company elects to make a basic discretionary contribution, the Company intends its basic contribution to equal 2% of an employee's compensation for the first year of participation, as defined in the plan agreement, and 1% each year thereafter ("basic contribution"). During 2001 and 2000, the Plan accrued the Company's matching and basic contributions in accordance with these intentions. Such contributions were received by the Plan in 2002 and 2001, respectively.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings thereon. Vesting in employer contributions is based on years of service. Participants vest according to the following schedule of service:

Less than four years	0%
Four years	40%
Five years or more	100%

The USCC 401(k)'s vesting schedule was more favorable than the vesting schedule above. Participants who were participants in the USCC 401(k) continue to vest in any employer contributions received while employed by USCC under the following vesting schedule:

Less than three years	0%
Three years	30%
Four years	60%
Five years or more	100%

In the event of death, disability or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of this account balance.

Effective January 1, 2000, CCA OpCo amended the Plan, to allow participants who were former participants of the USCC 401(k) the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the matching contribution. During the years ended December 31, 2001 and 2000, total forfeitures of $1,349,440 and $797,078, respectively, were generated. Forfeitures generated during 2000 were allocated directly to participants' accounts in 2001. Forfeitures generated during 2001 were used to fund a portion of the Company's 2001 matching contribution in 2002.

In 2000, the Plan received $15,513 from the former custodian of the CCA ESOP. This amount represented checks administered from the CCA ESOP in 1999 that were still outstanding as of July 2000. By the Plan provisions, these funds were deemed to be forfeited, thus the Plan's trustee reinvested the funds in the Cash Management Trust of America fund for the remainder of 2000. In 2001, these funds were allocated to the participants based on their investment elections.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2001 ranged between 6.50% and 10.50%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts shall be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodian

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all plan assets except those invested in the Company common stock. Reliance Trust Company served as custodian for plan assets invested in the Company common stock. (Collectively, Frontier Trust Company and Reliance Trust Company are referred to as the "Custodians"). During May 2002, Matrix Capital Bank Trust Services replaced Reliance Trust Company as custodian for plan assets invested in the Company common stock.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

Amendments Effective January 1, 2002

As further discussed in Note 10, certain terms of the Plan were amended effective January 1, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments are carried at market value as determined by quoted market prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All participants' accounts are charged $3.50 per quarter to cover administrative costs. All costs not covered by this charge are borne by the Company and therefore, are not included in the accompanying statements of changes in net assets available for plan benefits. Administrative expenses paid by the Company totaled $40,395 and $139,831 in 2001 and 2000, respectively.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2001, the Plan had eight investment options, consisting of seven mutual funds and the Company common stock. These investment options are described as follows:

1. **The Cash Management Trust of America** – seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through money market instruments.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio with an average effective maturity no greater than 5 years. This fund invests in corporate bonds, U.S. government bonds or notes, GNMA certificates and other mortgage-related securities, as well as cash.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in U.S. stocks.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities. This fund seeks to invest in blue chip stocks, quality bonds, convertible securities and money market instruments, offering wide diversification and a balanced approach.

5. **Massachusetts Investors Growth Stock Fund** – a mutual fund that seeks long-term growth of capital and future income rather than current income. This fund invests primarily in U.S. stocks and may invest in foreign securities and derivative securities.

6. **Fidelity Advisor Mid-Cap Fund-T** – a mutual fund that seeks long-term growth of capital. This open-end fund seeks to meet its objective by investing at least 65% of its total assets primarily in equity securities of companies with medium market capitalizations.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

8. **Company Common Stock** – Prison Realty Trust, Inc. common stock from January 1, 1999 through October 1, 2000 and Corrections Corporation of America common stock from October 2, 2000 to current. As discussed in Note 1, for purposes of this report, PZN and CCA common stock will be referred to as Company common stock.

The stated objectives of these funds are not necessarily indicators of actual performance.

Effective October 1, 2001, the plan administrator elected to add four mutual funds to the Plan's investment portfolio, and remove one mutual fund from the Plan's investment portfolio. As a result of this election, all balances in the Bond Fund of America, the mutual fund removed from the Plan's investment portfolio, were transferred into the Intermediate Bond Fund of America. In addition, the Plan's default fund, the fund in which contributions are invested when a participant has not made an investment election, also changed effective October 1, 2001 from The Cash Management Trust of America to the American Balanced Fund.

The Plan also created a Preferred Stock Fund in 2000 as a result of two separate stock dividends received by the Plan on participants' investments in Company common stock (See Note 7). The Preferred Stock Fund was created solely to accommodate the receipt of the dividends and was not, and is not, an investment option for the participants. Unlike the other funds, the amounts in the Preferred Stock Fund were non-participant-directed (See Note 4).

The market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 is as follows:

	2001
The Cash Management Trust of America	**$ 5,137,150**
Washington Mutual Investors Fund	**$ 6,693,106**
Massachusetts Investors Growth Stock Fund	**$ 7,375,972**
Company Common Stock	**$ 20,346,093**

	2000
The Cash Management Trust of America	$ 2,735,552
Washington Mutual Investors Fund	$ 4,611,643
Massachusetts Investors Growth Stock Fund	$ 7,681,770
Company Common Stock	$ 2,903,521

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net $12,861,721 and $16,911,615, respectively, as follows:

	2001	2000
The Bond Fund of America	**$ (11,986)**	$ (9,379)
Washington Mutual Investors Fund	**(37,982)**	397,302
Massachusetts Investors Growth Stock Fund	**(2,135,121)**	(637,917)
Fidelity Advisor Mid-Cap Fund – T	**4,164**	-
Intermediate Bond Fund of America	**(30,679)**	-
EuroPacific Growth Fund	**173**	-
American Balanced Fund	**1,465**	-
Company Common Stock	**15,057,906**	(16,153,442)
Preferred Stock Fund	**13,781***	(508,179)*
	$ 12,861,721	$(16,911,615)

* Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net Assets:		
Cash	**$ -**	$ 423,562

	Years Ended December 31,	
	2001	2000
Changes in Net Assets:		
Dividends received	**$ -**	$3,465,355
Net depreciation	**-**	(508,179)
Transfers to participant directed investments	**(423,562)**	(2,533,614)
	$ (423,562)	$ 423,562

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 3, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, the Company's management believes that the Plan is qualified and the related trust was tax-exempt through the period ended December 31, 2001.

6. RECONCILIATION TO FORM 5500

As of December 31, 2001 and 2000, the Plan had approximately $60,365 and $104,049, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for plan benefits and benefits payable to participants at December 31, 2001 and 2000, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits	
	2001	2000	**2001**	2000
Per the financial statements	**$ -**	$ -	**$ 54,035,313**	$ 28,725,047
Amounts allocated to withdrawing participants	**60,365**	104,049	**(60,365)**	(104,049)
Per the Form 5500	**$ 60,365**	$ 104,049	**$ 53,974,948**	$ 28,620,998

The following is a reconciliation of benefits paid to participants for the years ended December 31, 2001 and 2000, per the financial statements to the Form 5500.

	2001	2000
Per the financial statements	**$ 3,436,601**	$ 1,930,045
Add: Amounts allocated to withdrawing participants at end of year	**60,365**	104,049
Deduct: Amounts allocated to withdrawing participants at end of prior year	**(104,049)**	(61,942)
Per the Form 5500	**$ 3,392,917**	$ 1,972,152

7. PREFERRED STOCK RECEIPT

On September 22, 2000, the Plan received a stock dividend on participant investments in Company common stock which consisted of approximately 162,644 shares of Series B Cumulative Convertible Preferred Stock ("Preferred Stock"). The Preferred Stock had a stated value per share of $24.46. The Preferred Stock provided for dividends payable in additional shares of Preferred Stock at a rate of 12% per year for the first three years following the issuance of the shares and cash dividends at a rate of 12% per year thereafter. The Preferred Stock was convertible, at the option of the holder, into shares of Company common stock during two separate conversion periods: (i) from October 2, 2000 to October 13, 2000; and (ii) from December 7, 2000 to December 20, 2000, at a conversion price based on the average closing price of the Company's common stock on the New York Stock Exchange during the 10 trading days prior to the first day of the applicable conversion period, provided, however, that the conversion price used to determine the number of shares of the Company's common stock issuable upon conversion of the Series B Preferred Stock could not be less that $1.00. On October 2, 2000, the Company announced that the conversion price for the initial conversion period was established at $1.4813. Based on this price, each share of Preferred Stock was convertible into approximately 16.6 shares of Company common stock (on a pre-reverse stock split basis).

At the recommendation of Independence Trust Company, an independent fiduciary retained by the Plan, the plan administrator directed Reliance Trust Company to convert the Preferred Stock into Company common stock. On October 9, 2000, Reliance Trust Company converted all the shares of Preferred Stock held by the Plan. The conversion resulted in the receipt of 2,703,322 shares of Company common stock (on a pre-reverse stock split basis).

On November 13, 2000, the Plan received a second stock dividend on its investment in Company common stock, which consisted of approximately 62,795 shares of Preferred Stock. The Preferred Stock had a stated value per share of $24.46. The Preferred Stock was convertible, at the option of the holder, into shares of Company common stock during a conversion period from December 7, 2000 to December 20, 2000, at a conversion price based on the average closing price of the Company common stock on the New York Stock Exchange during the 10 trading days prior to the first day of the conversion period, provided, however, that the conversion price used to determine the number of shares of the Company's common stock issuable upon conversion of the Series B Preferred Stock could not be less that $1.00. On December 6, 2000, the Company announced that each share of Preferred Stock was convertible into approximately 25.1 shares of Company common stock (on a pre-reverse stock split basis).

During the December conversion period and at the recommendation of Independence Trust Company, the plan administrator did not elect to convert any of the remaining shares of Preferred Stock. However, in keeping with the Plan's diversification strategy, the plan administrator elected to not include the Preferred Stock as an option in the Plan's investment portfolio. Therefore, the plan administrator sold all shares of Preferred Stock on December 29, 2000. The proceeds from the sale were invested in cash in the Preferred Stock Fund at December 31, 2000.

On January 2, 2001, the plan administrator determined that in the best interest of all plan participants the Preferred Stock Fund would be eliminated from the Plan's investment portfolio. The remaining funds of $423,562 were immediately transferred from the Preferred Stock Fund to the Cash Management Trust of America.

To aid in the administration of both of the stock dividends received in the form of Preferred Stock, PZN and CCA amended the Plan effective September 1, 2000 to allow the plan administrator to designate "Blackout Periods" during which participants could not direct their investments or obtain a new loan.

8. REVERSE STOCK SPLIT

At the Company's 2000 annual meeting of stockholders held in December 2000, the holders of Company's common stock approved a reverse stock split of the Company's common stock at a ratio to be determined by the board of directors of the Company of not less than one-for-ten and not to exceed one-for-twenty. The board of directors subsequently approved a reverse stock split of the Company's common stock at a ratio of one-for-ten, which was effective May 18, 2001.

9. LITIGATION PROCEEDS

During the first quarter of 2001, the Company obtained final court approval of the settlements of certain outstanding consolidated federal and state class action and derivative stockholder lawsuits brought against the Company and certain of its former directors and executive officers. Since the Plan assets include the Company's common stock, the plan administrator filed claims on behalf of the eligible Plan participants and became a plaintiff in the federal court portion of the stockholder litigation. Pursuant to the terms of the settlements, the Company agreed to issue or pay to the plaintiffs (and their respective legal counsel) in the actions: (i) an aggregate of 4.7 million shares of the Company's common stock (as adjusted for the reverse stock split in May 2001); (ii) a subordinated promissory note in the aggregate principal amount of $29.0 million; and (iii) approximately $47.5 million in cash payable solely from the proceeds of certain insurance policies.

Pursuant to the terms of the settlement agreements, the promissory note would be due January 2, 2009, and accrue interest at a rate of 8.0% per year. Pursuant to the terms of the settlements, the note and accrued interest may be extinguished if the Company's common stock price meets or exceeds a "termination price" equal to $16.30 per share for any fifteen consecutive trading days following the note's issuance and prior to the maturity date of the note. Additionally, to the extent the Company's common stock price does not meet the termination price, the note would be reduced by the amount that the shares of common stock issued to the plaintiffs appreciate in value in excess of $4.90 per share, based on the average trading price of the stock following the date of the note's issuance and prior to the maturity of the note. Subsequent to year end, the Plan received 67,144 shares of Company common stock valued at $1,246,193 at December 31, 2001 and $740,052 in cash pursuant to the terms of the settlement. In addition, the promissory note issued by the Company in connection with the final settlement of the federal court portion of the stockholder litigation settlement was extinguished under the terms of the promissory note, as a result of the average closing price of the Company's common stock meeting or exceeding a price of $16.30 per share for fifteen consecutive trading days following issuance of the note. The aggregate value received by the Plan of $1,986,245 has been reflected as a receivable in the accompanying statement of net assets available for plan benefits as of December 31, 2001, and will be allocated to the eligible Plan participants during 2002 applying the same methodology used for other eligible shareholders.

10. AMENDMENTS

Effective January 1, 2002 and beginning with the 2002 Plan year, the plan administrator amended and restated the Plan primarily to reflect the following Plan provision changes:

1. The Company intends to match employee contributions, dollar for dollar, up to 5% of employee compensation.

2. Eligible employees may contribute up to 20% of their compensation, as defined by the Plan.

3. All participants will vest in employer contributions (CCA and USCC), and investment earnings thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

EIN: 62-1806755
Plan Number: 001

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Frontier Trust Company	Interest bearing cash	$ 11,830
Fidelity Investments	Fidelity Institutional Cash Portfolios U.S. Treasury Portfolio II Class A	690,774
The American Funds Group	The Cash Management Trust of America	5,137,150
The American Funds Group	Intermediate Bond Fund of America	2,045,827
The American Funds Group	American Balanced Fund	69,438
The American Funds Group	Washington Mutual Investors Fund	6,693,106
The American Funds Group	EuroPacific Growth Fund	21,352
MFS Investment Management	Massachusetts Investors Growth Stock Fund	7,375,972
Fidelity Investments	Fidelity Advisor Mid-Cap Fund – T	38,456
*CCA	CCA Common Stock	20,346,093
*Various plan participants	Loans to participants (interest rates from 6.50% to 10.50%)	1,840,663
	Total Investments	$ 44,270,661

* Indicates party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401k
Savings and Retirement Plan

Date: June 20, 2002



Irving E. Lingo, Jr.
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23	Consent of Independent Accountants

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-69358) of Corrections Corporation of America of our report dated May 16, 2002, relating to the financial statements of the Corrections Corporation of America 401(k) Savings and Retirement Plan, which appear in this Form 11-K.

Lattimore Black Morgan & Cain, P.C.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
June 19, 2002